EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended March 31,
(In thousands)	2005	2004	2003	2002	2001
Earnings:
(Loss) income before income taxes, net of cumulative effect of accounting change in 2003 (1)	$(35,134)	$(24,781)	$(38,011)	$(55,943)	$8,119
Add:
Rent expense representative of interest (2)	3,080	4,102	4,461	3,347	1,725
Interest expense net of capitalized interest	7,127	6,717	7,342	6,162	7,550
Amortization of debt discount and expense	1,035	1,225	1,528	915	530
Amortization of capitalized interest	35	14	16	11	4

Adjusted Earnings	$(23,857)	$(12,723)	$(24,664)	$(45,508)	$17,928

Fixed Charges:
Rent expense representative of interest (2)	$3,080	$4,102	$4,461	$3,347	$1,725
Interest expense net of capitalized interest	7,127	6,717	7,342	6,162	7,550
Amortization of debt discount and expense	1,035	1,225	1,528	915	530
Capitalized interest	—	346	—	205	21

Fixed Charges	$11,242	$12,390	$13,331	$10,629	$9,826

Ratio of earnings to fixed charges	(3)	(3)	(3)	(3)	1.82

(1)	Fiscal 2003 includes a goodwill write-down of $5,346 classified as a cumulative effect of accounting change.
(2)	Calculated as one-third of rentals, which is considered representative of the interest factor.
(3)	Adjusted earnings were not sufficient to cover fixed charges, falling short by $35,099, $25,113, $37,995, and $56,137, for the years ended March 31, 2005, March 31, 2004, March 31, 2003, and March 31, 2002, respectively.